	Exhibit 12.2

	Tekni-Plex Inc
	Ratio of Earnings to Fixed Charges

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Nine months ended March 26,	Nine months ended April 1,
	2000	2001	2002	2003	2004	2004	2005

Pre-Tax Income (loss)	(28,482)	(26,063)	(910)	5,696	(43,340)	(5,707)	(25,272)
Interest Income	1,347	735	593	293	373	298	274
Interest Expense (per statement)	95,771	76,569	70,934	71,266	84,451	62,222	66,053
Earnings before Fixed Charges	67,289	50,506	70,024	76,962	41,111	56,515	40,781
Fixed Charge	97,118	77,304	71,257	71,559	84,824	62,520	66,327
Ratio of Earnings to Fixed Charges	0.7	0.7	1.0	1.1	0.5	0.9	0.6
Amount Fixed Charge
exceeds Earnings	29,829	26,798	1,503	(5,403)	43,713	6,005	25,546